December 27, 2007

Mark C. Amorosi
D 202.778.9351
F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on November 16, 2007 concerning Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2007, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 56 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

1.	Portfolio Structure

Confirm that the structure of the new Investor Series Portfolios complies with the applicable sections of the Investment Company Act of 1940 and the rules thereunder with respect to funds-of-funds.

The Trust confirms that the structure of the Investor Series Portfolios complies with the applicable sections of the 1940 Act and the rules thereunder and SEC staff interpretations thereof regarding funds-of-funds, including Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 thereunder.

Sonny Oh

December 27, 2007

2.	Financial Industry Regulatory Authority

Due to the creation of the Financial Industry Regulatory Authority, revise any references to the NASD in the PEA accordingly.

The Trust has made the requested change.

PROSPECTUS

1.	Introduction

(a)	Confirm the accuracy of the total number of portfolios in the Trust.

The Trust confirms the accuracy of the total number of portfolios in the Trust.

(b)	Confirm the absence of “Glossary of Terms” and “Description of Benchmarks” sections included in prior filings by the Trust.

The Trust confirms the absence of these sections. The Prospectus conforms to the prospectus format used by other funds-of-funds managed by the Manager, which typically does not include a “Glossary of Terms” section. In addition, a “Description of Benchmarks” section generally is not included in the prospectuses for new funds managed by the Manager until such time as the prospectuses include performance information in the risk/return summary.

(c)	Expand the second sentence of the last paragraph in this section to comply fully with Instruction 6 to Item 4(b)(1) of Form N-1A or provide such disclosure in the Portfolio summaries.

The Trust has not made the requested change because the requested disclosure is currently included in the second paragraph on page 10 of the Prospectus under the heading “More About Investment Strategies & Risks.”

2.	Goals, Strategies & Risks – Principal Investment Strategies

(a)	For all Portfolio summaries, disclose that high yield bonds are also known as “junk bonds.”

The Trust has made the requested change.

Sonny Oh

December 27, 2007

(b)	For all Portfolio summaries, include investments in illiquid securities as a principal investment strategy for each of the Portfolios. Also include a brief description of the types of securities that may be considered illiquid. If not already provided, also include corresponding risk disclosure under “Principal Investment Risks.”

The Trust has not made the requested change because it is not expected that the Investor Series Portfolios will invest directly in illiquid securities. The Investor Series Portfolios may invest in Underlying Portfolios that invest in illiquid securities as a principal investment strategy and, therefore, may be subject to the risks associated with such investments. The Prospectus identifies those Underlying Portfolios that are subject to liquidity risk as a principal risk in the section entitled “Information Regarding the Underlying Portfolios” and includes risk disclosure regarding illiquid securities in the section entitled “More About Investment Strategies & Risks.” In addition, the Trust has revised the relevant risk disclosure to more accurately reflect the Investor Series Portfolios’ exposure to liquidity risk.

3.	Goals, Strategies & Risks – Principal Investment Risks

For all Portfolio summaries, provide a list of the specific principal risks of the Underlying Portfolios under “Risks Associated with Underlying Portfolios” instead of the general reference to the risks of investing in equity, fixed income and/or foreign securities in the last sentence. Such disclosure should include or otherwise cover all the risks discussed under “More About Investment Strategies & Risks” beginning on page 14, which should encompass all the risks of the Underlying Portfolios summarized under “Information Regarding the Underlying Portfolios” beginning on page 16. For example, “Lower-Rated Securities Risk” and “Loan Participation Risk” are disclosed on page 18 as risks unique to the Multimanager High Yield Portfolio in the high yield bonds asset class. Thus, such risks should be disclosed for the Income, Income & Growth, and Balanced Portfolios, but not for the Moderate Growth and Aggressive Growth Portfolios since these latter Portfolios do not invest in the high yield asset class as reflected on page 1.

The Trust has made the requested change. The Trust notes, however, that “lower-rated securities risk” and “loan participation risk” are principal risks of certain Underlying Portfolios in addition to the Multimanager High Yield Portfolio and such risks have been disclosed in this section as applicable.

Sonny Oh

December 27, 2007

4.	Portfolio Fees and Expenses

(a)	Modify the sentence preceding the annual portfolio operating expense table to state that such fees may be imposed at the contract level.

The Trust has not made the requested change because the requested disclosure is currently included in the second sentence of the paragraph preceding the annual portfolio operating expense table.

(b)	In footnote *** explaining the Expense Limitation Agreement, confirm that the expenses excluded from the Expense Limitation Agreement are reflected in the net expense ratios.

The Trust confirms that the expenses excluded from the Expense Limitation Agreement are reflected in the net expense ratios, as applicable.

(c)	In the second paragraph under the section entitled “Example,” modify the statement that costs would be the same whether or not you redeem your shares at the end of these periods. The staff believes that the statement is misleading because many contracts impose a contingent deferred sales charge at the end of 1 and 3 year periods.

The Trust has not made the requested change and disagrees that the statement referred to in the comment is misleading. The relevant statement responds to Instruction 4(f) of Item 3 of Form N-1A and reflects that there are no sales or other charges imposed on redemptions of shares of the Trust. Immediately following this statement, the Trust discloses that the Example does not reflect Contract-related fees and expenses.

5.	Legal Proceedings

If applicable, add disclosure in response to Item 5(a)(3) of Form N-1A.

The Trust has not made any changes in response to this comment because it does not believe that there are any legal proceedings that are required to be disclosed in response to Item 5(a)(3) of Form N-1A.

Sonny Oh

December 27, 2007

6.	More About Investment Strategies and Risks

On page 15, consider expanding the disclosure with respect to “Mortgage-Backed and Asset-Backed Securities Risk” to address the risk of default by borrowers during periods of rising interest and/or unemployment rates. Also consider adding additional market risk disclosure given the current economic environment for such securities.

The Trust has made the requested change.

7.	Restrictions on Buying and Selling Shares

(a)	Add risk disclosure related to the discretionary nature (i.e., restrictions are not applied uniformly and some contract owners may be treated differently than others) of the market timing restrictions. The staff notes that the procedures appear discretionary because of, for example, the “reserve the right to reject” language in the second paragraph; the “it may, among other things” and “may also refuse to act” language in third to last paragraph; and the “may take the actions described above” language in the second to last paragraph of the section.

The Trust has not made the requested change because the requested disclosure is currently included in the seventh sentence of the second to last paragraph of the section.

(b)	Expand on the application of such detection policies and restrictions through omnibus accounts as required by Item 6(e)(4)(iii) of Form N-1A.

The Trust believes that the current disclosure satisfies the requirements of Item 6(e)(4)(iii); however, it has revised the relevant disclosure to more clearly reflect the application of the Trust’s detection policies and restrictions to omnibus accounts.

STATEMENT OF ADDITIONAL INFORMATION

1.	Portfolio Structure

In light of the fund-of-funds structure of the Portfolios and as indicated in the last sentence on page 2 that carries over to page 3, explain to the staff whether shares of

Sonny Oh

December 27, 2007

the Investor Series Portfolios are sold to other trusts and, if applicable, the legal basis for such a three tier structure.

Shares of the Investor Series Portfolios may be sold to other trusts and/or series thereof in compliance with the limits set forth in Section 12(d)(1)(A) and (B). However, it is not anticipated that any of the Investor Series Portfolios will serve as an investment option for any other mutual fund managed by AXA Equitable.

2.	Portfolio Holdings

Provide disclosure as required by Item 11(f)(1)(iii) of Form N-1A regarding the frequency and lag time involved with the disclosure of portfolio holdings as described in the second and third paragraphs.

The Trust has not made any changes in response to your comment because it believes the current disclosure is responsive to Item 11(f)(1)(iii).

3.	Taxation

Confirm that the “Taxation” section beginning on page 23 is current and complete.

The Trust confirms the section entitled “Taxation” is current and complete.

MISCELLANEOUS

Provide “Tandy” representations and a response letter in the form of an EDGAR correspondence in regard to this PEA.

This response letter and a letter providing “Tandy” representations have been filed in the form of EDGAR correspondence with Post-Effective Amendment No. 56.

*    *    *    *    *

Sonny Oh

December 27, 2007

Should you have any further comments on these matters, or any questions, please contact Clifford J. Alexander at (202) 778-9068, Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.
AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP